FORM 8-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 1, 2002

Commission file number 1-12579

OGE ENERGY CORP.
(Exact name of registrant as specified in its charter)

Oklahoma	73-1481638
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

321 North Harvey
P. O. Box 321
Oklahoma City, Oklahoma 73101-0321
(Address of principal executive offices)
(Zip Code)

405-553-3000
(Registrant's telephone number, including area code)

Item 5. Other Events

OGE Energy Corp. (the "Company") is the parent company of Enogex Inc., a natural gas pipeline and energy marketing company with principal operation in Oklahoma and Arkansas, and of Oklahoma Gas and Electric Company, a regulated electric utility with approximately 700,000 customers in Oklahoma and Arkansas.

The Company announced, August 1, 2002, that Roger A. Farrell, President and CEO of the Company's Enogex subsidiary, has decided to resign later this year. The resignation will be effective no later than November 30, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OGE ENERGY CORP.
(Registrant)

By   /s/   Donald R. Rowlett
Donald R. Rowlett
Vice President and Controller

(On behalf of the registrant and in
his capacity as Chief Accounting Officer)

August 5, 2002